Exhibit 99.1

news release

Encana reports on the election of directors voting results from the 2016 Annual Meeting of Shareholders

Calgary, Alberta (May 3, 2016) TSX, NYSE: ECA

The following matter was voted upon at the Annual Meeting of Shareholders of Encana Corporation (TSX: ECA) (NYSE: ECA) (the “Corporation”) held on May 3, 2016 in Calgary, Alberta. The matter is described in greater detail in the Notice of 2016 Annual Meeting of Shareholders and Information Circular dated March 1, 2016 (the “Circular”).

1.	Election of Directors

By resolution passed via ballot, the following 11 nominees were appointed as Directors of the Corporation to serve until the next annual meeting of shareholders of the Corporation, or until their successors are elected or appointed. The results of the ballot were as follows:

Name of Nominee	Votes For	Percent	Votes Withheld	Percent
Peter A. Dea	518,537,447	99.50%	2,623,541	0.50%
Fred J. Fowler	515,716,386	98.96%	5,444,602	1.04%
Howard J. Mayson	517,612,094	99.32%	3,548,894	0.68%
Lee A. McIntire	515,633,084	98.94%	5,527,904	1.06%
Margaret A. McKenzie	515,049,676	98.83%	6,111,312	1.17%
Suzanne P. Nimocks	515,665,506	98.95%	5,495,482	1.05%
Jane L. Peverett	511,999,675	98.24%	9,161,313	1.76%
Brian G. Shaw	518,662,159	99.52%	2,498,829	0.48%
Douglas J. Suttles	518,629,931	99.51%	2,531,057	0.49%
Bruce G. Waterman	516,238,259	99.06%	4,922,729	0.94%
Clayton H. Woitas	517,284,961	99.26%	3,875,000	0.74%

Encana Corporation

Encana is a leading North American energy producer that is focused on developing its strong portfolio of resource plays, held directly and indirectly through its subsidiaries, producing natural gas, oil and natural gas liquids (NGLs). By partnering with employees, community organizations and other businesses, Encana contributes to the strength and sustainability of the communities where it operates. Encana common shares trade on the Toronto and New York stock exchanges under the symbol ECA.

Encana Corporation

Further information on Encana Corporation is available on the company’s website, www.encana.com, or by contacting:

Investor contact: Brendan McCracken Vice-President, Investor Relations (403) 645-2978 Patti Posadowski Sr. Advisor, Investor Relations (403) 645-2252	Media contact: Simon Scott Vice-President, Communications (403) 645-2526 Jay Averill Director, Media Relations (403) 645-6553

SOURCE: Encana Corporation

Encana Corporation

2